EXHIBIT 99.10

CONSENT OF CARLOS GUZMAN AND NCL INGENIERIA Y CONSTRUCCION LTDA.

Reference is made to the technical report entitled “Cerro Moro Project Preliminary Economic Assessment Technical Report NI 43-101” dated December 2, 2010, which the undersigned has prepared on behalf of NCL Ingenieria y Construccion Ltda. for Extorre Gold Mines Limited (the “Technical Report”).

I, on behalf of myself and on behalf of NCL Ingenieria y Construccion Ltda., hereby consent to the inclusion of references to my name and the name of NCL Ingenieria y Construccion Ltda. and references to, and information derived from, the Technical Report, in this Annual Report on Form 40-F of Extorre Gold Mines Limited, which is being filed with the United States Securities and Exchange Commission.

Dated this 28th day of March, 2011.

/s/ Carlos Guzman
Name: Carlos Guzman